SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                           -------------------------


                    Under the Securities Exchange Act of 1934

                        AMENDMENT NO. 11 TO SCHEDULE 13G


             INFORMATION STATEMENT PURSUANT TO RULES 13d-1 AND 13d-2
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934




                              Fab Industries, Inc.
                              --------------------
                                (Name of Issuer)



                          Common Stock, $.20 par value
                          ----------------------------



                         (Title of Class of Securities)



                                   302747 10 0
                                   -----------
                                 (CUSIP Number)

                                December 31, 2000
      ---------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)



Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         |_|  Rule 13d-1(b)
         |_|  Rule 13d-1(c)
         |X|  Rule 13d-1(d)

                                  SCHEDULE 13G


1)         NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Samson Bitensky

           ###-##-####
-------------------------------------------------------------------------------
2)         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)   |_|
                                                                  (b)   |_|
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3)         SEC USE ONLY

-------------------------------------------------------------------------------
4)         CITIZENSHIP OR PLACE OF ORGANIZATION

           United States of America
-------------------------------------------------------------------------------
           NUMBER                    5)     SOLE VOTING POWER
           OF                               1,323,280
           SHARES                 ---------------------------------------------
           BENEFICIALLY              6)     SHARED VOTING POWER
           OWNED BY                         101,422
           EACH                   ---------------------------------------------
           REPORTING                 7)     SOLE DISPOSITIVE POWER
           PERSON                           1,323,280
           WITH                   ---------------------------------------------
                                     8)     SHARED DISPOSITIVE POWER
                                            101,422
-------------------------------------------------------------------------------
9)         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           1,424,702
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10)        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

                                                                        |X|
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11)        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

           27%
-------------------------------------------------------------------------------
12)        TYPE OF REPORTING PERSON

           IN
-------------------------------------------------------------------------------

                                  Schedule 13G

Item 1(a).        Name of Issuer:

Fab Industries, Inc.

Item 1(b).        Address of Issuer's Principal Executive Offices:

200 Madison Avenue
New York, New York  10016

Item 2(a).        Name of Person Filing:

Samson Bitensky

Item 2(b).        Address of Principal Business Office or, if None, Residence:

c/o Fab Industries, Inc.
200 Madison Avenue
New York, New York  10016

Item 2(c).        Citizenship:

United States of America

Item 2(d).        Title of Class of Securities:

Common Stock, $.20 par value

Item 2(e).        CUSIP Number:

302747 10 0

Item 3. If this statement is filed pursuant toss.ss.240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a: Not Applicable

                  (a) |_| Broker or Dealer Registered Under Section 15 of the Act (15 U.S.C. 78o)

                  (b) |_| Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c)

                  (c) |_| Insurance Company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c)

                  (d) |_| Investment Company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8)

                  (e) |_|  Investment        Adviser        in        accordance
                           withss.240.13d-1(b)(1)(ii)(E)

                  (f) |_| Employee benefit plan or endowment fund in accordance withss.240.13d-1(b)(1)(ii)(F)

                  (g) |_|  Parent   Holding   Company  or   control   person  in
                           accordance withss.240.13d-1(b)(ii)(G)

                  (h) |_| Savings Association as defined inss.3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813)

                  (i) |_|  Church plan that is excluded  from the  definition of
                           an  investment   company  under  ss.3(c)(15)  of  the
                           Investment Company Act of 1940 (15 U.S.C. 80a-3)

                  (j) |_|  Group, in accordance withss.240.13d-1(b)(ii)(J)

Item 4.           Ownership.

                  (a) Amount beneficially owned: 1,424,702 (Excludes 89,996 shares owned by the reporting person's spouse for which the reporting person disclaims beneficial ownership.)

                  (b)      Percent of class:  27%

                  (c)      Number of shares as to which such person has:

                           (i)      Sole  power to vote or to  direct  the vote:
                                    1,323,280

                           (ii)     Shared  power to vote or to direct the vote:
                                    101,422

                           (iii) Sole power to dispose or to direct the disposition of: 1,323,280

                           (iv) Shared power to dispose or to direct the disposition of: 101,422

Item 5.           Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.           Ownership  of More than  Five  Percent  on  Behalf of  Another
                  Person.

         Of the 101,422 shares as to which the reporting person has shared voting and dispositive power, 100,582 shares are owned by the Halina and Samson Bitensky Foundation, Inc., a private foundation for which the reporting person is president, and 840 shares are allocated to the reporting person pursuant to Fab Industries, Inc.'s Employee Stock Ownership Plan.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable

Item 8.           Identification and Classification of Members of the Group.

Not applicable

Item 9.           Notice of Dissolution of Group.

Not applicable

Item 10.          Certification.

Not applicable.

                                    SIGNATURE


             After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this Statement is true, complete and correct.


Date:   February 14, 2001


                                                     /s/ Samson Bitensky
                                                     -------------------
                                                     Samson Bitensky